EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Year Ended December 31,					Twelve Months Ended	Six Months Ended
	2001	2002	2003	2004	2005	6/30/2006	6/30/2006
EARNINGS
Income Before Income Tax Expense, Minority Interest Expense and Equity Earnings (Loss)	$1,481	$814	$872	$1,684	$1,453	$1,424	$813
Fixed Charges (as below)	1,103	1,048	1,050	989	916	915	469
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(15)	(18)	(15)	(9)	(10)	(4)	(2)
Total Earnings	$2,569	$1,844	$1,907	$2,664	$2,359	$2,335	$1,280

FIXED CHARGES
Interest Expense	$833	$775	$814	$781	$697	$680	$344
Credit for Allowance for Borrowed Funds Used During Construction	42	32	24	22	36	58	36
Estimated Interest Element in Lease Rentals	213	223	197	177	173	173	87
Preferred Security Dividend Requirements of Consolidated Subsidiaries	15	18	15	9	10	4	2
Total Fixed Charges	$1,103	$1,048	$1,050	$989	$916	$915	$469

Ratio of Earnings to Fixed Charges	2.32	1.75	1.81	2.69	2.57	2.55	2.72